Exhibit 99.1

RTN STEALTH SOFTWARE INC.
200 8338 120th Street
Surrey, BC V3W 3N4
Tel: 604-598-0093   Fax: 604-592-6882

CNSX: RTN
OTCBB: RTNSF
FRANKFURT: IGN3

For Immediate Release	February 11, 2010

RTN-STEALTH© COMMERCIAL LAUNCH COUNTDOWN

Surrey, B.C. Feb 11, 2010 - RTN Stealth Software Inc. (“RTN”) (CNSX:RTN) is pleased to announce that it has retained the exclusive services of Dr. Alex Bogdan as a strategic technical advisor to the company. Dr. Bogdan, who led the scientific team that spent over nine years developing the revolutionary RTN Stealth© system, will be responsible for the coordination of efforts by the various software development teams involved in the commercial launch of the RTN Stealth© Platform.

“I am very pleased to join RTN Stealth Software Inc. in its efforts to launch such a unique and exciting product,” said Dr. Bogdan. “I believe that RTN Stealth© will be a paradigm shift in the computerized trading industry as it uses revolutionary principles of Mathematical Psychology and Artificial Intelligence to support the decision making process for active traders.”

The company also wishes to announce that it has moved its administrative offices from Vancouver, B.C. to Surrey, B.C.

ON BEHALF OF THE BOARD OF DIRECTORS

“Lucky Janda”

 Lucky Janda, President

For information on RTN STEALTH SOFTWARE INC. please contact:
Lucky Janda, President
Tel: (604) 687-0879

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of management of RTN Stealth Software Inc. with respect to its performance, business and future events. All statements, other than statements of historical fact included in this press release, including, without limitation, statements regarding potential mineralization and exploration results, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves and the timing and future plans, actions, objectives and achievements of RTN Stealth Software Inc., are forward-looking statements. All forward-looking statements involve various risks and uncertainties. There can be no assurance that such forward-looking statements will provide to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements. RTN Stealth Software Inc. does not undertake any obligation to release publicly any revision for updating any voluntary forward-looking statements.